Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Veeva Systems Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-191760, 333-194639, 333-203159, and 333-210509) on Form S-8 of Veeva Systems Inc.  of our report dated March 30, 2017, with respect to the consolidated balance sheets of Veeva Systems Inc. as of January 31, 2017 and 2016, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2017, and the effectiveness of internal control over financial reporting as of January 31, 2017, which report appears in the January 31, 2017 annual report on Form 10-K of Veeva Systems Inc.

/s/ KPMG LLP

Santa Clara, California

March 30, 2017